Mail Stop 4561

June 19, 2009

Manfred F. Dyck
Chief Executive Officer
Hydromer, Inc.
35 Industrial Parkway
Branchburg, New Jersey 08876-3424

> **Re:** **Hydromer, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
> **Filed on September 29, 2008**
> **File No. 001-31238**

Dear Mr. Dyck:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief